

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 10, 2025

Joseph Campanelli
Chief Executive Officer
NB Bancorp, Inc.
1063 Great Plain Avenue
Needham, Massachusetts 02492

> **Re: NB Bancorp, Inc.**
> **Registration Statement on Form S-4**
> **Filed July 2, 2025**
> **File No. 333-288494**

Dear Joseph Campanelli:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Susan Block at 202-551-3210 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance